

Contacts:
Norman Booth or Hilary Halliwell
973.966.1100
nbooth@keatingco.com
hhalliwell@keatingco.com

**FOR IMMEDIATE RELEASE**

## MICROMEM INC, INKS EXCLUSIVE LICENSING AGREEMENT WITH UNIVERSITY OF TORONTO

### *Accelerates Commercial MRAM Development Opportunities*

TORONTO, CAN, July 14, 2005 -- Micromem Technologies Inc. (OTC-BB:MMTIF) a Toronto-based developer of magnetic random access memory (MRAM), announced today that they have signed an agreement with the University of Toronto (UT) giving Micromem exclusive world wide rights to all MRAM technology developed at the University and funded on behalf of Micromem Technologies. This proprietary technology was initially discovered and developed under collaborative research projects led by Professor Harry Ruda of the University of Toronto and co-funded by Micromem Technologies and two divisions of the Ontario Center of Excellence which include the Materials Manufacturing division of Ontario (MMO), and the Communications and Information Technology division of Ontario (CITO).

The license agreement with the University allows Micromem access to this MRAM technology on favorable financial terms, and provides Micromem substantially greater benefit than the company's previous licensing agreement with Estancia.

The new agreement supersedes previous co-funded arrangements with MMO, CITO and UT. Under terms of the deal, Micromem has the option buy out the balance of the company's financial obligation to the University for a fixed fee for any patents and technology that Micromem has licensed.

"Our collaboration with MMO and CITO over the last few years has proven that partnerships between government and industry can result in significant economic development benefiting everyone," said Joe Fuda, CEO, Micromem Technologies Inc., "These two organizations played a key role in our early development, and I want thank them for their enthusiastic support."

The deal gives Micromem full control over the last three years of technological innovation including the development of the single bit memory prototype announced last February. The company now has worldwide exclusivity on all prior, current, and future patent applications relating to this MRAM technology.

In addition the agreement strongly positions Micromem to explore industrial partnerships to accelerate the development and availability of commercial MRAM products.

"This agreement puts the company in the best condition in its history and is a monumental event for Micromem that will impact its success well into the future," said Dr. Cynthia Kuper, chief technical officer, Micromem Technologies. "The quality of our intellectual property ensures that we are a stable, secure business entity that can do business with others. We are well positioned to go after industrial partnerships and take our technology to the next level of commercial development."

Micromem's intellectual property has enabled the firm to solve key problems associated with commercializing MRAM and will serve to foster early adoption and implementation of the technology in key strategic markets.

**About Micromem Technologies Inc.**
Since 2000, Micromem (OTC-BB:MMTIF) has been devoted to the development of MRAM technology. Once fully developed, this technology will be suitable for various applications including Radio Frequency Identification (RFID) tags, which will be Micromem's first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and the Ontario Centers of Excellence (OCE), Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) OCE program.

*Forward-Looking Statements*
*This press release contains forward-looking information. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties which are disclosed in the Company's SEC reports, including the Form 10K for the year ended December 31, 2003 and the Form 10Q for the quarter September 30, 2004.*

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